February 7, 2019

Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

       Re: Pinduoduo Inc.
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed February 7, 2019
           File No. 333-229523

Dear Mr. Huang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2019 letter.

Amendment No. 1 to Form F-1 filed February 7, 2019

Risk Factors
Risks Related to Our ADSs and This Offering
"ADSs holders may not be entitled to a jury trial. . .", page 62

1. Consistent with our prior comment, please revise your registration statement to provide additional disclosure about the enforceability of the jury trial waiver provision, including an explanation as to why you believe the provision is enforceable. In this regard, we note your disclosure that if "[you] or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable," yet you have not
 Zheng Huang
Pinduoduo Inc.
February 7, 2019
Page 2
      taken a position as to whether and why you believe the provision is enforceable. Please also remove the reference to "substantive" provisions of the U.S. federal securities laws in the last sentence of this risk factor disclosure.
       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Assistant Director, at (202) 551-3720 with any questions.



                                                            Sincerely,
FirstName LastNameZheng Huang
                                                            Division of
Corporation Finance
Comapany NamePinduoduo Inc.
                                                            Office of Consumer
Products
February 7, 2019 Page 2
cc:       Z. Julie Gao
FirstName LastName